June 16, 2008

VIA EDGAR AND HAND DELIVERY

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Celera Corporation Amendment No. 4 to Registration Statement on Form S-1 Filed on June 12, 2008 File No. 333-149457

Dear Mr. Riedler:

        On behalf of Celera Corporation, a Delaware corporation (the "Company"), we submit this letter to respond to the comments (the "Comments") of the Staff of the Commission (the "Staff") to the above-referenced Registration Statement (the "Registration Statement") set forth in the Staff's letter to Ms. Kathy Ordoñez of June 12, 2008 (the "Comment Letter"). Enclosed please find two (2) copies of Amendment No. 5 ("Amendment No. 5") to the Registration Statement, as filed electronically with the Securities and Exchange Commission (the "Commission") on the date hereof, marked to show changes from Amendment No. 4 to the Registration Statement filed with the Commission on June 12, 2008. Also enclosed for the convenience of the Staff are two (2) paper copies of the exhibits to the Registration Statement filed with the Commission today with Amendment No. 5, some of which have been filed in redacted form, subject to requests for confidential treatment submitted to the Staff on the date hereof pursuant to Rule 406 under the Securities Act of 1933, as amended (the "Securities Act"). We have also enclosed for the supplemental review of the Staff two (2) paper copies of a revised draft opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters that will be filed by subsequent amendment as Exhibit 8.1 (the "Tax Opinion").

        The changes reflected in Amendment No. 5 include those made in response to the Comments and other changes that are intended to update, clarify and render more complete the information contained therein.

        For the convenience of the Staff, the Company has restated in italics each of the Comments and each of the Company's responses are set forth immediately below the Comment to which they relate. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 5. All references to page numbers in the Company's responses correspond to the page numbers in Amendment No. 5.

Amendment No. 4 to Form S-1/A

Note 10—Commitments, Contingencies, and Guarantees, page F-38

Legal Proceedings, page F-39

1.	Q.
With respect to the letter from the National Institutes of Health, please provide the disclosures required under paragraph 10 of SFAS 5. More specifically, please disclose the amount of royalties that would be due on past sales.
	A.	In response to the Staff's comment, we have revised the disclosure on page F-39 accordingly.

Securities and Exchange Commission
June 16, 2008

Exhibit Index, page II-5

2.	Q.
We note that you have incorporated by reference two exhibits—Exhibits 10.9 and 10.11—which other companies have filed and for which we have granted confidential treatment. Please note that these two exhibits are considered to be incompletely filed due to the confidential treatment redactions. As you have made the determination that these two agreements are material and need be filed pursuant to Item 601 (b)(10) of Regulation S-K, please amend your registration statement to re-file these exhibits in their entirety without redactions, or file an application for confidential treatment of these exhibits in accordance with Rule 406.
A.
In response to the Staff's comment, we have submitted today for the Staff's review, a request for confidential treatment with respect to portions of the referenced exhibits in accordance with Rule 406 of the Securities Act and we have filed these exhibits in redacted form in connection with our filing of Amendment No. 5.

Draft Opinion

3.	Q.
Please refer to your draft opinion regarding tax matters. We note that tax counsel opines that the transaction will be tax fee to holders but there is substantial risk that it will not be tax free. In view of this uncertainty, tax counsel should expand its opinion to discuss the fact pattern that causes the tax free nature of the transaction to be in doubt, the two alternate non-tax-free possibilities for shareholders and the fact patterns that would cause each of the two non-tax free alternatives to occur. Corresponding language should be included in the disclosure of the tax effects and counsel's tax opinion on pages 39-41.
A.
In response to the Staff's comment, enclosed for the supplemental review of the Staff is a revised draft of the Tax Opinion, marked to show the changes made to the draft submitted on June 12, 2008. In addition, we have revised the disclosure in Amendment No. 5 in response to the Staff's comment regarding the fact pattern that causes the tax-free nature of the transaction to be in doubt.

        We would appreciate the Staff's continued efforts in working with us toward the goal of having the Registration Statement declared effective today, so that the Company can mail copies of the prospectus to holders of Celera Group tracking stock in order to consummate the separation on July 1. Should you have any questions or want to discuss these matters further, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.

Very truly yours,
/s/ Allison L. Land
Allison L. Land
cc:
Kathy Ordoñez
William B. Sawch